MIBANK
MISR INTERNATIONAL BANK
S. A. E.

بنك مصر الدولي
شركة مساهمة مصرية

Re: File No. 82-4629/Misr International Bank S.A.E. Information Furnished Pursuant To Rule 12g3-2(b) under the securities Exchange Act of 1934.

CAIRO, FEBRUARY 28, 2002

Dear Sirs,

The Board of Directors in its meeting on February 14,2002, approved, for due presentation to the annual Shareholders meeting (Ordinary General Assembly of Shareholders), the Board of Directors report, Financial Statements for Fiscal Year ending 31.12.2001, and Proposal for Profit Distribution.

The Board decided to convoke the Ordinary General Assembly of Shareholders to start at 11:00 AM on Sunday, March 24, 2002, at Mibank Head Office premises, 54 El Batal Ahmed Abdel Aziz Street, Mohandessine, Giza, Egypt.

Enclosed, please find the relevant documents.

Any questions regarding this information, please contact Cairo telephone nos: 20.2.76.10.120, 20.2.76.10.140, facsimile no: 20.2.74.98.065.

Yours very truly,

B. Hel
28.2.2002
Dr. Bahaa Helmy
Executive Chairman

dw 3/14

AUTHORIZED CAPITAL LE 170 M **ISSUED CAPITAL LE 140.6 M**

COMMERCIAL REGISTER NO. 87416 GIZA

NOTICE OF CONVOCATION

THE ORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS

The Board of Directors takes pleasure in inviting the Shareholders to attend the Ordinary General Assembly to be held on Sunday, March 24, 2002, at 11.00 a.m. in Bank's premises located at 54 El Batal Ahmed Abdel Aziz Street, Mohandessine, Giza, Egypt; to look into the following:

AGENDA OF THE ORDINARY GENERAL ASSEMBLY

1. Approval of the Board of Directors' Report for Fiscal Year ending 31/12/2001.

2. Approval of the Auditors' Report on the Balance Sheet and Income Statement for the Fiscal Year ending 31/12/2001.

3. Approval of the Financial and Income Statements for Fiscal Year ending 31/12/2001.

4. Approval of Profit Distribution for the Fiscal Year ending 31/12/2001, and fix the date of payment of dividends.

5. Decide on Attendance Fees and Allowances for Directors.

6. Authorize the Board of Directors to approve donations for 2002 within limits stipulated by law.

7. Release the Board of Directors of its responsibility for the Fiscal Year ending 31/12/20001.

8. Appoint the Auditors and fix their fees for 2002.

9. Changes on the Board of Directors.

10. Renewal of Board of Directors memberships for 3 years.

We would like to draw the attention of the Shareholders to the following:

<u>First</u> : Every Shareholder owning at least 10 shares has the right to attend a General Assembly in person, and will have one vote for every share. He may delegate a proxy to represent him at the General Assembly, provided that the proxy be witnessed by a written Power of Attorney and that the proxy be a shareholder. However, no individual shareholder can represent more than 20% of the shares represented in the Assembly, whether in person or by proxy. Nevertheless, juridical persons who are shareholders may be represented by any individual designated by said companies. Such designation must be written in a document signed by an authorized signature and deposited at the office of the General Assembly before its meeting. No shareholder may delegate any Board member to represent him at a General Assembly.

<u>Second</u> : Shareholders desiring to attend the General Assembly must at least three days before the meeting, deposit a statement of shares' account attesting to the number of shares they hold, issued by any of the registered banks authorized to perform

bookkeeping or book-keepers, at the Company's Head Office or any of its branches.

Third : The Shareholders may review the detailed statements and documents related to Articles No. 219, 220 and 221 of the Executive Chart of Law No. 159 for year 1981 at the Board Secretariat located at the Bank's Head Office during official working hours, daily throughout the week except for Fridays and Saturdays; fifteen days before the date of the Assembly.

Fourth : Any questions related to the subjects presented to the Ordinary General Assembly should be, in writing, delivered by hand or registered mail, to the Board Secretariat located at the Bank's Head Office, at least 3 days before the date of the Assembly. The Assembly may only discuss the subjects on its Agenda.

Fifth : No transfer of ownership of the Company shares may be entered in the relevant register from the date of publication of the invitation for the meeting until the Assembly is over.

Thank you.

B. Hel 28.2.2002

DR. BAHAA HELMY
EXECUTIVE CHAIRMAN

02 MAR 14 AM 8:30

MISR INTERNATIONAL BANK S.A.E

BOARD OF DIRECTORS REPORT
TO THE ORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS

The Board of Directors has the pleasure to welcome you in the New Year; feeling confident of a more prosperous year and looking forward for a better future.

Year 2001 witnessed many important events; the most important of which is September 11th events of the United States of America due to its direct and strong impact on world economic growth. Economic performance in Egypt shrunk like in other countries as well.

Consequent effects of these events in general seem to be lasting for a coming period. Therefore, the following important steps were adopted in compliance with the present situation in order that this crisis would pass peacefully:

- Signing partnership agreement with European Union.
- Modernization program of Industry to enhance competitive capabilities of different industries, locally and in international market.
- Flexibility of exchange rate and adopt a mechanism to determine and implement it.
- Issuance of Real Estate financement law aiming to activate the real estate market and relevant activities.
- The necessity to restructure Egyptian economy in light of new requirements to face negative effects of slowing down and shrinking world economy and decrease in foreign currency resources as a result of international developments.

We would like to point out that on 22/12/2001 the banking forum was held, first of its kind under the subject "How to inovate our banks" to face future banking. More than 200 Egyptian and Arab banking experts participated as well as chairmen of Arab banks from 9 sister countries to elleviate banking performance to international standards through:

- Compliance with accelerated technological progress, electronic trade and establishment of an electronic network comprising Arab banks.
- Join banking libralization process and financial globalization gradually and wisely.
- Work for establishment of grand competitive Arab banking institutions locally and internationally.

Since the middle of last year, MIBANK started a development process for its Organizational & Administrative Structures. The bank has reformed all existing administrative and technical committees aiming to support & enhance our leading position in the Egyptian Banking Market; and maintaining our competitiveness of services and products offered to customers, achieve coordination and shorten communication lines to accelerate the decision making process.

After 25 years of operation and as we are now in an increasingly competitive market, our bank aimed to take advantage of market opportunities by upgrading its systems and procedures as well as introducing innovative products and services to meet the needs of a sophisticated customer base. We are looking forward to strengthening the organization and creating a detailed strategic plan that will help us achieving our targets. To ensure having the proper know-how for these issues and its implementation on a professional basis, MIBank has engaged Lloyds TSB bank (one of the largest financial service groups in UK). Lloyds TSB started the job by their professional consultants jointly with MIBank staff through group of projects as a first phase and will be followed by other group of projects in the second phase. Thus, covering all banking activities and services. During the first phase, the work in the projects progressed remarkably and proved that we are on the right track as results were beyond expectations.

At present renovation programs are nearly finished at the bank with participation of Lloyds TSB. Job descriptions for all jobs within the bank's branches were completed to determine tasks and responsibilities. All technical and administrative skills needed for the branches were identified and necessary training plan was set to provide the required skills especially sales and marketing.

Within these projects, now we are ready with a complete system for "Performance Management" within branches. The target of such system is to identify and highlight the staff's outstanding performance. A new study is prepared focusing on job evaluation according to importance of each job in view of specific standards that guarantee adequate renumeration and specifications of performance.

Within the framework of developing the customers'communication channels, a new branch at El Hegaz-Heliopolis was opened on 17/2/2002. The bank's management also approved a plan to open 6 new branches in following locations: Tanta, Mehallah, 10th of Ramadan City, Alexandria (Miami Branch), Alexandria (Semuha Branch), and Al Giza (Al Haram Branch).

Currently we are spreading our ATM network to cover all branches and some machines were placed in selective public areas. At present a new strategic plan with goals is prepared to be achieved during the coming period to aid attaining highest level of service and integrated products to reach customers most ambitious satisfaction.

In accordance with our policy to increase the cross selling to our customers by providing a wider range of products and services, we reached an agreement with Arab International Life Insurance Company (a subsidiary of AGF / Allianz Group, one of the world's leading insurance and financial service providers) to introduce Bancassurance products through MIBank's network, aiming to be the leading provider of financial services in the Egyptian private banking sector.

Yet within such circumstances Mibank was able to achieve good results summarized as follows:

Balance Sheet Total and Contingent Liabilities:

The Balance Sheet totaled LE 13,063.8 million at the end of December 2001, versus LE 11,292.1 million a year ago, increasing by LE 1,771.7 million, or 15.7%.

Contingent Liabilities amounted to LE 1,710.0 million versus LE 1,778.2 million last year.

Deposits:

Total customers deposits reached LE 9,915.9 million at end of December 2001 against LE 8,691.1 million a year ago, increasing by LE 1,224.8 million or by 14.1%.

Loans and Advances:

Total loans and advances reached LE 5,775.0 million at end of December 2001, versus LE 5,611.4 million a year ago, increasing by LE 163.6 million or by 2.9%.

Investments:

Trading Investments (after deducting provisions) reached LE 213.1million at end of December 2001 versus LE 110.1 million a year ago. Non-Trading Investments reached LE 1,067.3 million at end of December 2001 versus LE 1,066.4 million a year ago. Treasury Bills reached to LE 212.4 million at year-end, against LE 168.4 million a year ago.

Income:

Total income at year-end reached LE 484.3million, versus LE 448.9 million a year ago, increasing by LE 35.4 million or by 7.9%.

Expenses & Depreciation:

Total Expenses amounted to LE 160.2 million at year-end, against LE 138.1 million last year, increasing by LE 22.1 million or by 16.0%.

Provisions &Income Taxes:

Provisions set aside this year amounted to LE 73.6 million compared to LE 72.4 million set-aside during last year. Accordingly total provisions become LE 777.5 million, which covers all expected bank liabilities except income taxes that amounts to LE 41.4 million.

Net Profit:

Net Profit reached 209.1 million at end of year 2001, versus LE 204.8 million a year ago, increasing by LE 4.3 million or 2.1%.

Net Worth:

At present the Net Worth amounts to LE 1,043.1 million.

Thank you.

B. Hel 28.2

DR. BAHAA HELMY
EXECUTIVE CHAIRMAN